E.B.

19005794

SEC
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Section

FEB 26 2019

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 PONCE DE LEON AVENUE; MCS PLAZA - SUITE 305
(No. and Street)

SAN JUAN	PR	00917-1903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL & CO., LLP
(Name – *if individual, state last, first, middle name*)

1654 TULIPAN STREEET; URB SAN FRANCISCO	SAN JUAN	PR	00927
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

yw 3/21/19

Aff: 528

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD CAPITAL GROUP, INC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

* Personally Known
* On this day of 12/2/2019.
* On San Juan, Puerto Rico.

Signature

President & CEO

Title

Notary Public #19101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYMERIK APONTE LOPEZ • ABOGADO NOTARIO

18-A9656139

RECIBO

Sello

9397
12/19/2018
$5.00

Sello de Asistencia Legal
80515-2018-1219-07853027

REYMERIK APONTE LOPEZ • ABOGADO NOTARIO

Financial Statements and Report of Independent Registered Public Accounting Firm

RD CAPITAL GROUP, INC.

December 31, 2018 and 2017

Carbonell & Co., LLP

Certified Public Accountants

RD CAPITAL GROUP, INC.
Financial Statements
As of December 31, 2018 and 2017

Table of Contents

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 13, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RD Capital Group, Inc.
MCS Plaza- Suite 305
255 Ponce de Leon Avenue
San Juan, PR 00917

Opinion on the Financial Statements

We have audited the accompanying balance sheet of RD Capital Group, Inc. (the Company) as of December 31, 2018, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2017, were audited by other auditors whose report dated March 7, 2018, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplementary Information

The Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules' have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Reconciliation of Aggregate Indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2018.

Carbonell & Co. LLP

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2019
Stamp #E368590 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

CARBONELL & CO., LLP
PUERTO RICO
LIC.
LLP-211
CERTIFIED PUBLIC ACCOUNTANTS

RD CAPITAL GROUP, INC.
Balance Sheets
As of December 31, 2018 and 2017

Assets

	2018	2017
Current assets:		
Cash	$ 76,870	$ 28,111
Deposit with Clearing House:		
Cash	100,000	100,000
Due from related company	-	604
Accounts receivable, other	205	501
Prepaid expenses	6,842	5,206
Total current assets	183,917	134,422
Property and equipment, net	-	-
Total assets	$ 183,917	$ 134,422

Liabilities and Stockholder's Equity

	2018	2017
Current liabilities:		
Accounts and other commissions payable	$ 6,084	$ 15,425
Accrued expenses	38,541	19,315
Income tax payable	11,124	-
Due to stockholder	13,000	16,066
Total liabilities	68,749	50,806
Commitments		
Stockholder's equity		
Common stock; $1 par value,1,000,000 shares authorized,35,000 shares issued and outstanding	35,000	35,000
Additional paid in capital	273,421	273,421
Accumulated deficiency	(193,253)	(224,805)
Total stockholder's equity	115,168	83,616
Total liabilities and stockholders' equity	$ 183,917	$ 134,422

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Operations
For the years ended December 31, 2018 and 2017

	2018	2017
Revenues:		
Commissions and fees	$ 757,851	$ 707,850
Interest and other income	12,674	2,510
Total revenues	770,525	710,360
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	373,106	385,934
Occupancy costs and office expense	106,342	115,710
Professional and temporary services	58,662	35,002
Communications and postage	56,666	53,842
Travel and entertainment	43,325	35,191
Dues, subscriptions and other registration fees	37,903	33,392
Clearing fees	23,053	17,283
Property, municipal and other taxes	14,682	16,990
Auto	6,726	6,003
Others	5,165	6,400
Total operating costs and expenses	725,630	705,747
Operating income before income tax	44,895	4,613
Provision for income tax	(13,343)	(433)
Net income	$ 31,552	$ 4,180

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2016	$ 35,000	$ 273,421	$ (228,985)	$ 79,436
Net income	-	-	4,180	4,180
Balance as of December 31, 2017	35,000	273,421	(224,805)	83,616
Net income	-	-	31,552	31,552
Balance as of December 31, 2018	**$ 35,000**	**$ 273,421**	**$ (193,253)**	**$ 115,168**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Cash Flows
For the years ended December 31, 2018 and 2017

	2018	2017
Cash flow from operating expenses:		
Net income	$ 31,552	$ 4,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Net increase or decrease in assets and liabilities:		
Accounts receivable, other	296	36
Prepaid expenses	(1,636)	884
Accounts payable	(9,341)	7,369
Accrued expenses	19,226	(19,550)
Income tax payable	11,124	-
Commissions payable to stockholder	(3,066)	4,066
Total adjustments	16,603	(7,195)
Net cash provided by (used in) operating activities	48,155	(3,015)
Cash flows from investing activities:		
Redemption of marketable securities, net	-	14,947
Net cash provided by investing activities	-	14,947
Cash flows from financing activities:		
Collections from/advances to related companies	604	(604)
Net cash provided by (used in) financing activities	604	(604)
Net increase in cash	48,759	11,328
Cash at beginning of years	28,111	16,783
Cash at end of years	**$ 76,870**	**$ 28,111**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

Note 1. Nature of Business

RD Capital Group, Inc., hereinafter "the Company", is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for their customers.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with US generally accepted accounting principles and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

Basis of Presentation

The Company fiscal year ends on December 31st of each year. All year references in these notes to the financial statements, represent fiscal years unless otherwise noted.

Revenue Recognition

Commission revenues are earned mainly from the trading of securities, and are recorded on a trade date basis. Other revenues are recorded following the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals, which substantially increase the life of individual assets, are capitalized. All property and equipment are fully depreciated.

Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Note 3. Deposit with Clearing House

This constant deposit is required by Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2018 and 2017, the Company kept a cash deposit balance of $100,000 which was held by Pershing LLC.

Note 4. Retirement Plan

The Company has a defined contribution pension plan, which covers all of its employees that complies with a minimum of 21 years of age and 12 months of service. The resting period to become fully vested is three years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2018 and 2017.

Note 5. Income Taxes

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose.

The provision for income tax (benefit) for the year ended December 31, 2018 and 2017, consists of the following:

	2018	2017
Current year income tax	$ 11,124	$ 433
Income tax payment due from prior year	2,219	-
Increase/decrease in deferred tax asset	-	-
Provision for income tax	$ 13,343	$ 433

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of December 31, 2018 and 2017, the Company does not have unrecognized tax benefits in its financial statements. During the year ended December 31, 2018 and 2017, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purpose, the tax returns essentially remain open for possible examination for a period of four years after the respective filling deadlines of those returns.

Note 5. Income Taxes (continued)

In assessing the realizability of the deferred tax asset, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset are deductible, the Company believes it is more likely than not that the Company will realize the deferred tax asset, net of the existing valuation allowances recorded at December 31, 2018 and 2017. The amount of the deferred tax asset that is considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Note 6. Lease Commitments

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2015, the Company renewed the lease agreement for an additional five years period that ends on December 31, 2019. Monthly rent under the lease agreement amounted to $4,336. Total rent expense amounted to $52,030 during the years ended December 31, 2018 and 2017, respectively.

Minimum rental commitment for the next years related to the above operating lease agreement, will be as follows:

Year	Amount
2019	$ 52,032

Note 7. Related Party Transactions

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of a related company, rent expenses, among others. In addition, including in the statements of operations and accumulated deficiency are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2018 and 2017:

	2018	2017
Commission revenue - Stockholder	$ 155,190	$ 206,137
Clearing charges resulting from the trading of securities with the stockholder	$ 3,885	$ 2,038
Commission paid to Stockholder	$ 207,000	$ 199,000
Due to Stockholder	$ 13,000	$ 16,066

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

As of December 31, 2018 and 2017, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2018	0.52 to 1	$ 50,000	$ 107,135	$ 57,135
2017	0.45 to 1	$ 50,000	$ 77,297	$ 27,297

Note 9. Supplementary Information

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2018 and 2017, the Company has not had activities that would need to be disclosed on such schedules.

Note 10. Contingencies

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

Note 11. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 13, 2019, the date which the financial statements were available to be issued and has determined that there were no events occurring in this period that required disclosure in or adjustments to the accompanying financial statements.

RD CAPITAL GROUP, INC.
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2018 and 2017

	2018	2017
Net Capital		
Total stockholder's equity	$ 115,168	$ 83,616
Less - Non allowable assets		
Petty cash	386	8
Account receivable from related company	-	604
Other accounts receivable	205	501
Prepaid expenses	6,842	5,206
Total non-allowed assets	7,433	6,319
Less - Haircuts on securities		
Contractual securities commitments	600	-
Net capital	**$ 107,135**	**$ 77,297**
Aggregate indebtedness		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 6,084	$ 15,425
Accrued payroll taxes and withholdings	7,185	3,356
Income and related tax payable	11,124	-
Other accrued expenses	31,357	15,959
Total aggregate indebtedness	**$ 55,750**	**$ 34,740**
Computation of basic net capital requirement		
Minimum net capital requited (aggregate indebtedness ÷ by 15)	$ 3,717	$ 2,316
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital - $50,000)	$ 57,135	$ 27,297
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 47,135	$ 17,297
Ratio: Aggregate indebtedness to net capital	0.52 to 1	0.45 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2018 and 2017)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 104,384	$ 77,297
Net audit adjustments	2,751	-
Net capital per above	**$ 107,135**	**$ 77,297**

RD CAPITAL GROUP, INC.
SCHEDULE II
Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchenge Commision
December 31, 2018 and 2017

	2018	2017
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2018 and 2017:		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 58,501	$ 34,740
Audit adjustments	(2,751)	-
Schedule I	**$ 55,750**	**$ 34,740**

Independent Auditors' Report on Applying Agreed-Upon Procedures Related To the SIPC Assessment Reconciliation

RD CAPITAL GROUP, INC.

For the years ended December 31, 2018 and 2017

Carbonell & Co., LLP
Certified Public Accountants

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 13, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by RD Capital Group, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of RD Capital Group, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating RD Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RD Capital Group, Inc.'s management is responsible for RD Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Telephone: (787) 300-3777 • Fax: (787) 300-3771 • www.carbonellcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2019
Stamp #E368592 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1020*********************MIXED AADC 220
47759 FINRA DEC
RD CAPITAL GROUP INC
MCS PLAZA SUITE 305
255 AVE PONCE DE LEON
SAN JUAN, PR 00917-1955

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) — $ 1,109

B. Less payment made with SIPC-6 filed (exclude interest) — (604)

July 13, 2018
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 505

E. Interest computed on late payment (see Instruction E) for______days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 505

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ $ 505
Total (must be same as F above)

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RD CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 9th day of January , 20 19 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 770,525
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23,053
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	6,004
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,935	
Enter the greater of line (i) or (ii)	1,935
Total deductions	30,992
2d. SIPC Net Operating Revenues	$ 739,533
2e. General Assessment @ .0015	$ 1,109

(to page 1, line 2.A.)

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

RD Capital Group, Inc.

For the years ended December 31, 2018 and 2017

Carbonell & Co., LLP
Certified Public Accountants

RD CAPITAL GROUP, INC.
Exemption Report

Table of Contents

Carbonell & Co., LLP

Certified Public Accountants
PO Box 270010
San Juan PR 00928-0010

February 13, 2019

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RD Capital Group, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carbonell & Co. LLP.

Carbonell & Co., LLP
Certified Public Accountants
License No. LLP-211 Expires Dec. 1, 2019
Stamp #E368591 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

CARBONELL & CO., LLP
PUERTO RICO
LIC. LLP-211
CERTIFIED PUBLIC ACCOUNTANTS

RD CAPITAL

The Exemption Report

RD Capital Group, Inc., (the Company) is a registered broker-dealer responsible for complying with the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions") under the following provisions of 17 C.F.R. §240.15c3-3(k) and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2018 to December 31, 2018 without exception.

Signature: ______________________
RAMON DOMINGUEZ

Position: President & Chief Executive Officer

Date: January 24, 2019